Exhibit 99.42

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1. Name and Address of Company

Torex Gold Resources Inc. (the “Company”)

130 King St. W., Suite 740

Toronto, Ontario

Canada M5X 2A2

Item 2. Date of Material Change

February 4, 2026.

Item 3. News Release

A news release was disseminated by the Company on February 4, 2026 over Newsfile and filed on SEDAR+.

Item 4. Summary of Material Change

The Company announced that Jody Kuzenko will retire from the Company and that Andrew Snowden has been named as her successor.

Item 5. Full Description of Material Change

The Company announced that Jody Kuzenko, who has served as President and Chief Executive Officer (“CEO”) since 2020 and previously Chief Operating Officer (“COO”) since 2018, will retire from the Company immediately following the Annual and Special Shareholder Meeting (the “Meeting”) on June 17, 2026. As part of the Company’s long-term succession planning, Andrew Snowden, who has served as Chief Financial Officer (“CFO”) since 2021, will assume the role of President & CEO at that time. Mr. Snowden will stand for election to the Board of Directors at the Meeting and, in anticipation of her retirement, Ms. Kuzenko will not stand for re-election.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Jody Kuzenko, President and Chief Executive Officer, (647) 725-9982.

Item 9. Date of Report

February 13, 2026

CAUTIONARY NOTES

Forward Looking Statements

This material change report contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur. Forward-Looking Information includes, but is not limited to, statements concerning the anticipated executive and Board changes and timing thereof. Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) for the year ended December 31, 2024 and management’s discussion and analysis (“MD&A”) for the three and nine months ended September 30, 2025. Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.